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                          September 7, 2023

       Barbara Weber, M.D.
       President and Chief Executive Officer
       Tango Therapeutics, Inc.
       201 Brookline Avenue, Suite 901
       Boston, MA 02215

                                                        Re: Tango Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed September 1,
2023
                                                            File No. 333-274298

       Dear Barbara Weber:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Alan
Campbell at 202-551-4224 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              William D. Collins,
Esq.